Exhibit 99.1

TransAlta Corporation Announces Results of the Annual and Special Meeting of Shareholders and Election of all Directors

CALGARY, AB, April 28, 2022 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") held its Annual and Special Meeting of Shareholders ("the Meeting") on April 28, 2022.  The total number of common shares represented by shareholders at the Meeting and by proxy was 189,079,207, representing 69.60 per cent of the Company's outstanding common shares.

The following resolutions were considered by shareholders:

1.            Election of Directors

The twelve director nominees proposed by management were elected.  The votes by ballot were received as follows:

Nominee	Votes For	Per cent	Withheld	Per cent
Rona H. Ambrose	180,301,403	96.83%	5,896,534	3.17%
John P. Dielwart	185,581,642	99.67%	616,295	0.33%
Alan J. Fohrer	185,205,109	99.47%	992,828	0.53%
Laura W. Folse	185,582,150	99.67%	615,786	0.33%
Harry A. Goldgut	185,689,018	99.73%	508,919	0.27%
John H. Kousinioris	185,681,285	99.72%	516,652	0.28%
Thomas M. O'Flynn	185,248,610	99.49%	949,327	0.51%
Beverlee F. Park	185,159,327	99.44%	1,038,609	0.56%
Bryan D. Pinney	182,248,274	97.88%	3,949,663	2.12%
James Reid	185,693,600	99.73%	504,337	0.27%
Sandra R. Sharman	184,134,222	98.89%	2,063,714	1.11%
Sarah A. Slusser	185,641,558	99.70%	556,378	0.30%

2.            Appointment of Auditors

The appointment of Ernst & Young LLP to serve as the auditors for 2022 was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Withheld	Per cent
181,978,731	96.24%	7,100,475	3.76%

3.            Advisory Vote on Executive Compensation (also known as "say-on-pay")

The advisory vote on the Company's approach to executive compensation or say-on-pay was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Votes Against	Per cent
163,637,782	87.88%	22,560,153	12.12%

4.            Approval of the Corporation's Amended and Restated Shareholder Rights Plan

The resolution approving the Corporation's Amended and Restated Shareholder Rights Plan was approved.  The votes by ballot were received as follows:

Votes For	Per cent	Votes Against	Per cent
178,999,356	96.13%	7,198,580	3.87%

About TransAlta:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy-efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development.

For more information about TransAlta, visit its web site at transalta.com.

View original content:https://www.prnewswire.com/news-releases/transalta-corporation-announces-results-of-the-annual-and-special-meeting-of-shareholders-and-election-of-all-directors-301535976.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2022/28/c6908.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 20:19e 28-APR-22